October 19, 2011
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 2, 2011
File Number: 000-31191

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glenn P. Sblendorio, Executive Vice President and Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated October 4, 2011.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type. We hope this is helpful to you in reviewing this response letter.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 28

1.     Please amend your filing to explain why accounts receivable, net of allowances, increased to $67 million at June 30, 2011 compared to $46.5 million at December 31,
2010. In explaining the reason for the increase, please explain in your amended disclosure the underlying cause. For example:

•	if the increase is due to a large volume of sales at the end of the period, the disclosure should explain the reason that such a large volume of sales occurred at that time;

•	if the increase is due to an extension of payment terms, the disclosure should explain the impetus for changing the terms and what accounts were effected; or

Mr. Jim B. Rosenberg
October 19, 2011

•	if the increase is due to accounts not paying timely, explain the reasons therefore and the effect on the allowance for doubtful accounts.

In addition, explain in your amended disclosure the effect that the increase in accounts receivable had on net cash provided by operating activities for the six months ended June 30, 2011 and the expected effect of the increase and underlying cause on future financial position, cash flows and results of operations.

Response:

Our accounts receivable, net of allowances, increased to $67 million at June 30, 2011 compared to $46.5 million at December 31, 2010 as a result of a change in our payment terms with our U.S. sole source distributor, Integrated Commercialization Solutions, Inc. (“ICS”), and increased sales of Angiomax. In the fourth quarter of 2010, we amended our distribution agreement with ICS primarily to extend ICS's payment terms from 30 days to 45 days, which can be further extended to 49 days if ICS pays by wire transfer, in exchange for a reduction in marketing, sales, and distribution fees payable to ICS. We filed the amended distribution agreement with ICS, as an exhibit to our Form 10-K for the year ended December 31, 2011, which we filed with the Commission on March 15, 2011. ICS did not implement the change in payment terms until the middle of the first quarter of 2011 and as a result the full impact of the change of ICS' payment terms on our accounts receivable was not realized until the second quarter of 2011.

While we expect that over the term of the amended distribution agreement with ICS, the amended agreement will have a positive effect on our future financial position, cash flows, and results of operations due to the reduction in marketing, sales, and distribution fees payable to ICS, we expect that our accounts receivable, net of allowances, in future periods will be continue to be higher than our December 31, 2010 amount due to the change of ICS' payment terms.

We acknowledge the Staff's comments and in future period reports, commencing with the Form 10-Q that we plan to file in November 2011 with respect to the quarter ended September 30, 2011, we will refine our disclosure to reflect the impact of our accounts receivable on net cash provided by operating activities and the impact of the change of ICS' payment terms on our accounts receivable, in addition to any other material factors affecting our accounts receivable. We note that we expect that, like our accounts receivable as of June 30, 2011, our accounts receivable as of September 30, 2011 will be higher than our accounts receivable as of December 31, 2010 as a result of the change of ICS' payment terms and increased sales of Angiomax. As such, we would expect to include in our Form 10-Q for the quarter ended September 30, 2011, under Cash Flows in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations, the following disclosure:
“Net cash provided by operating activities was $__ million in the nine months ended September 30, 2011, compared to net cash provided by operating activities of $___ million in the nine months ended September  30, 2010. The cash provided by operating activities in the nine months ended September 30, 2011 included net income of $___ million. Cash provided by operating activities in the nine months ended September 30, 2011 also included a decrease of $___ million due to changes in working capital items. These changes in working capital items reflect an increase in accounts receivable of $___ due in part to increased volume of our sales of Angiomax and to an extension of ICS' payment terms under our distribution agreement with them from 30 days to 45 days, which can

Mr. Jim B. Rosenberg
October 19, 2011

be further extended to 49 days if ICS pays by wire transfer, which we agreed to in connection with a reduction in marketing, sales and distribution fees payable to ICS and which adjusted payment terms began to be implemented in the first quarter of 2011.”
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Paul M. Antinori
Paul M. Antinori
Senior Vice President and General Counsel